# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mega Fortune Company Limited, CIK 0002033377
CUSIP: G6005A102
Title of class of securities: Ordinary shares, par value $0.000001 per share
Address of issuer's principal executive offices: Unit 327 3/F 16W 16, Science Park West Avenue, Shatin, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 11/12/2026
Filed by CIK 0002106398
Persons authorized to receive notices and communications: Power Partner Capital Limited, c/o LAI Long Wai, Room 18, 27/F, Ho King, Commercial Centre, 2-16 Fayuen Street, Mongkok, Kowloon, Hong Kong (K3), 00000, 852-54999516; Mericorn Company Limited, c/o LAI Long Wai, Room 18, 27/F, Ho King, Commercial Centre, 2-16 Fayuen Street, Mongkok, Kowloon, Hong Kong (K3), 00000, 852-54999516; WANG Zixi, 12F, St. John's Building, 33 Garden Road, Hong Kong (K3), 00000, 852-68887133

## Reporting persons
- Power Partner Capital Limited (CIK 0002106398): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 9,150,237; shared voting power 0; sole dispositive power 9,150,237; shared dispositive power 0; aggregate amount beneficially owned 9,150,237 (66.55% of the class)
  Comment: Note to Rows 7, 9, 11: Represents (i) 8,525,000 ordinary shares, par value $0.000001 per share (the "Ordinary Shares") of Mega Fortune Company Limited (the "Issuer") directly held by Mericorn Company Limited, which is 100% owned by Power Partner Capital Limited, and (ii) 625,237 Ordinary Shares directly held by Power Partner Capital Limited; WANG Zixi is the sole shareholder of Power Partner Capital Limited.
  Note to Row 13: The percentage calculation is based on 13,750,000 Ordinary Shares of the Issuer outstanding as of March 31, 2026, as reported on Exhibit 99.1 to the Issuer's Form 6-K furnished to the Securities and Exchange Commission (the "SEC") on September 29, 2026 (the "9/29/26 Form 6-K").
- Mericorn Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 8,525,000; shared voting power 0; sole dispositive power 8,525,000; shared dispositive power 0; aggregate amount beneficially owned 8,525,000 (62% of the class)
  Comment: Note to Rows 7, 9, 11: Represents 8,525,000 Ordinary Shares directly held by Mericorn Company Limited, which is 100% owned by Power Partner Capital Limited. WANG Zixi is the sole shareholder of Power Partner Capital Limited.
  Note to Row 13: The percentage calculation is based on 13,750,000 Ordinary Shares of the Issuer outstanding as of March 31, 2026, as reported on the 9/29/26 Form 6-K.
- WANG Zixi: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 10,625,237; shared voting power 0; sole dispositive power 10,625,237; shared dispositive power 0; aggregate amount beneficially owned 10,625,237 (77.27% of the class)
  Comment: Note to Rows 7, 9, 11: Represents (i) 8,525,000 Ordinary Shares directly held by Mericorn Company Limited, which is 100% owned by Power Partner Capital Limited, (ii) 625,237 Ordinary Shares directly held by Power Partner Capital Limited, and (iii) 1,475,000 Ordinary Shares directly held by WANG Zixi. WANG Zixi is the sole shareholder of Power Partner Capital Limited.
  Note to Row 13: The percentage calculation is based on 13,750,000 Ordinary Shares of the Issuer outstanding as of March 31, 2026, as reported on the 9/29/26 Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.000001 per share
Name of issuer: Mega Fortune Company Limited
Address of issuer's principal executive offices: Unit 327 3/F 16W 16, Science Park West Avenue, Shatin, New Territories, Hong Kong (K3), 00000
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") hereby amends the prior statement on Schedule 13D initially filed with the SEC on January 26, 2026, as amended by Amendment No. 1 thereto filed with the SEC on May 21, 2026 (as so amended, collectively, the "Schedule 13D"), on behalf of each of WANG Zixi, a citizen of Hong Kong, Power Partner Capital Limited ("PPCL"), a company established in Hong Kong and wholly owned by WANG Zixi, and Mericorn Company Limited, a company established in the British Virgin Islands and wholly owned by PPCL ("Mericorn", and together with PPCL and WANG Zixi, each, a "Reporting Person", and collectively, the "Reporting Persons"). Except as amended and supplemented herein, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 and Item 5 is hereby incorporated by reference into this Item 3.

The Reporting Persons financed their purchase of the Issuer's securities, including the open market transactions effected on October 22, 2025, the Choo Transaction, and the January 2026 Transaction (each as defined below) with working capital on hand.

No monetary consideration was paid by WANG Zixi, the indirect sole shareholder of Mericorn, to Mericorn in connection with the November 2026 Transfer of the Sale Shares (each as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

On September 30, 2025, PPCL and Ip Tsz Ying, Tin Sze Wai, Tam Tak Seng and Wong Ka Ki (collectively, the "Mericorn Shareholders") entered into a deposit agreement (the "Deposit Agreement"). Pursuant to the Deposit Agreement, PPCL paid an aggregate deposit of US$1,605,000 to the Mericorn Shareholders, and each of the Mericorn Shareholders agreed to initiate good-faith negotiations for the sale of its entire equity interest in Mericorn following expiry of certain lock-up restrictions applicable to such equity securities.

On October 22, 2025, PPCL acquired 625,237 Ordinary Shares of the Issuer in open market transactions through its brokerage account maintained with Futu Securities International (Hong Kong) Limited.

On December 8, 2025, PPCL and Choo Wai Hang entered into a share purchase agreement (the "Choo Agreement"). Pursuant to the Choo Agreement, Choo Wai Hang sold its entire equity interests in Mericorn to PPCL for an aggregate consideration of US$535, representing 0.01% of Mericorn's equity immediately prior to the transactions contemplated under the Choo Agreement (the "Choo Transaction"). The Choo Transaction was closed on December 8, 2025.

On January 21, 2026, PPCL, Mericorn, and the Mericorn Shareholders entered into a share purchase agreement (the "January 2026 SPA"). Pursuant to the January 2026 SPA, each of the Mericorn Shareholders sold its entire equity interests in Mericorn to PPCL for an aggregate consideration of US$5,349,465, representing 99.99% of Mericorn's equity immediately prior to the transactions contemplated under the January 2026 SPA (the "January 2026 Transaction"). The January 2026 Transaction was closed on January 26, 2026. Effective January 20, 2026, Mr. PoTin Wong ("Mr. Wong") resigned as an independent director of the Issuer. Effective January 21, 2026, Mr. Wan Kwun Lun ("Mr. Wan") resigned as an independent director, Mr. Chi Chuen Lai ("Mr. Lai") resigned as a director and the Chief Financial Officer, and Ms. Sin Yi Cheng resigned as a director and the Chief Operating Officer of the Issuer.

Also effective January 21, 2026, the remaining members of the board of directors of the Issuer elected Mr. Charles Lin as an independent director to fill the vacancy resulting from Mr. Wong's resignation, Ms. Chunyan Wang as an independent director to fill the vacancy resulting from Mr. Wan's resignation, and Mr. Long Wai Lai as a director to fill the vacancy resulting from Mr. Lai's resignation. The composition of the board of directors and its members may be further changed from time to time in accordance with the Issuer's then-effective memorandum and articles of association.

On November 12, 2026, Mericorn and WANG Zixi entered into a share purchase agreement (the "November 2026 SPA"), pursuant to which Mericorn transferred 1,475,000 Ordinary Shares (the "Sale Shares") to WANG Zixi for no monetary consideration (the "November 2026 Transfer"). The closing of the November 2026 Transfer occurred on November 12, 2026, and as a result WANG Zixi became the record owner of the Sale Shares. The November 2026 Transfer did not change the aggregate number of Ordinary Shares beneficially owned by WANG Zixi or by the Reporting Persons as a group, or the composition of the board of directors of the Issuer.

The foregoing descriptions of the Deposit Agreement, the Choo Agreement, the January 2026 SPA, and the November 2026 SPA, and the transactions contemplated thereby, are not intended to be complete and are qualified in their entirety by reference to the Deposit Agreement, the Choo Agreement, the January 2026 SPA, and the November 2026 SPA, copies of which are filed as Exhibits 2, 3, 4, and 5 and incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the Ordinary Shares as a result of the aforementioned transactions. The Reporting Persons acquired beneficial ownership of the Ordinary Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

From time to time, the Reporting Persons have engaged, and may continue to engage, in discussions with third parties regarding potential disposition of all or a portion of the Issuer's securities, including a possible disposition of a holding vehicle that directly holds the Issuer's Ordinary Shares. As of the date of this Amendment No. 2 to the Schedule 13D, no agreement, arrangement or understanding has been reached with respect to any such transaction, and there can be no assurance that any such transaction will be pursued or consummated.

Other than the foregoing, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons to Rows (7) through (13), including the notes thereto, of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5.

Mericorn directly owns 8,525,000 Ordinary Shares, representing approximately 62.00% of the Issuer's total issued and outstanding Ordinary Shares and approximately 62.00% of the total voting power.

In addition, PPCL directly owns 625,237 Ordinary Shares, representing approximately 4.55% of the Issuer's total issued and outstanding Ordinary Shares and approximately 4.55% of the total voting power. Such shares are held through PPCL's brokerage account with Futu Securities International (Hong Kong) Limited and were acquired on October 22, 2025.

WANG Zixi directly owns 1,475,000 Ordinary Shares, representing approximately 10.73% of the Issuer's total issued and outstanding Ordinary Shares and approximately 10.73% of the total voting power, which were acquired in the November 2026 Transfer described in Item 4.

Mericorn is 100% owned by PPCL, and WANG Zixi is the sole shareholder of PPCL. Consequently, PPCL is deemed to beneficially own the Ordinary Shares held by Mericorn, and WANG Zixi is deemed to beneficially own the Ordinary Shares held by both Mericorn and PPCL. In the aggregate, the Reporting Persons beneficially own 10,625,237 Ordinary Shares of the Issuer, representing approximately 77.27% of the Issuer's total issued and outstanding Ordinary Shares and approximately 77.27% of the total voting power.

The percentage of beneficial ownership of each Reporting Person is based on 13,750,000 Ordinary Shares of the Issuer outstanding as of March 31, 2026, as reported on the 9/29/26 Form 6-K. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the issued and outstanding Ordinary Shares of the Issuer as a single class.
Number of shares as to which each person has sole or shared power to vote or dispose: Mericorn has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 8,525,000 Ordinary Shares. PPCL has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 9,150,237 Ordinary Shares. WANG Zixi has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 10,625,237 Ordinary Shares. None of the Reporting Persons shares voting or dispositive power over any Ordinary Shares.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is hereby incorporated by reference into this Item 5. During the 60 days preceding the filing of this Amendment No. 2, none of the Reporting Persons has effected any other transactions in the Ordinary Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D is incorporated by reference.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 5: Share Purchase Agreement, dated November 12, 2026, by and between Mericorn Company Limited and WANG Zixi

## Signatures
- Power Partner Capital Limited: /s/ LIN Xiaodong, LIN Xiaodong/Director (11/12/2026)
- Mericorn Company Limited: /s/ LAI Long Wai, LAI Long Wai/Director (11/12/2026)
- WANG Zixi: /s/ WANG Zixi, WANG Zixi (11/12/2026)